INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53233

November 8, 2019

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust”) File No. 333-122901

on behalf of the WCM Small Cap Growth Fund and WCM Focused Small Cap Fund

On November 1, 2019, the Trust filed Post-Effective Amendment No. 1050 to its Registration Statement under Rule 485(a)(1) for the purposes of (i) removing reference to the specific index included in the WCM Focused Small Cap Fund’s principal investment strategies and (ii) adding prior performance of the advisor to the prospectus.

Except for the material revisions noted above, the disclosure in the Registration Statement is the same as the disclosure in the currently effective Registration Statement previously reviewed by the Commission. Therefore, pursuant to Investment Company Act Release No. 13768, the Trust respectfully requests selective review of only those portions of the filing relating to WCM Focused Small Cap Fund, specifically, the removal of the refences to the specified index in the Fund’s principal investment strategies and the addition of the prior performance of the advisor.

Please direct your comments to the undersigned at (626) 385-5777. Thank you.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary